
June 5, 2023

Jeff Cheng
President
NOCERA, INC.
3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
Xizhi Dist. , New Taipei City 221
Taiwan (R.O.C.)

Re: NOCERA, INC.
Form 10-K filed March 31, 2023
File No. 1-41434

Dear Jeff Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 31, 2023

Revenue, page 40

1. The disclosure on page 3 states that you have two continuing businesses: the Meixin catering business; and the NTB eel selling business. Please revise this section to quantify the revenues and income (loss) of each continuing business, and for the disposed XFC business, for each period presented. Explain any material variances. Also, please disclose in this section the $2.6 million loss on the XFC disposal and the specific business and economic factors that prevented you from selling the business at its carrying value. See Item 303(a) of Regulation S-K.

Inventories, page 42

2. Please provide a substantive and informative disclosure explaining why your inventories decreased by $1.2 million in 2022 whereas sales increased by $6 million. Quantify the impact of any impairments. In this regard, the impact on your reported operating cash flows is significant. See Item 303(b)(1) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, , page 46

3.   We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Item 14, page 57

4.   We note that your operations are primarily in Taiwan whereas your auditor is based in Hong Kong. Please tell us the percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees. See the guidance in Item 14(6) of the Form Instructions.

Audit Report, page F-3

5.   Please describe for us the business activities of the "Automated Transmission" reporting unit. Tell us also whether there are any other reporting units.

Variable Interest Entity, page F-13

6.   Please quantify in the financial statement footnotes the extent to which your consolidated VIE's impacted your reported Balance Sheet, Income Statement, and Cash Flow account balances. See ASC 810-10-50

Note 21, page F-30

7.   It is not clear why you did not file audited and pro forma financial statements for the Meixin acquisition pursuant to Article 8-04 of Regulation S-X. In this regard, it appears that the acquisition may have exceeded the investment test outlined in Article 1-02(w) of Regulation S-X. Please revise as necessary and provide us with your calculations of all three applicable significance tests so we can fully assess your compliance with the rule. For the revenue test, please reconcile your calculation with the $10 million annual revenue disclosure provided in your September 8, 2022 press release. Also, given the significance of this acquisition, please explain why this business development was not disclosed in your Form S-1 #333-264059 registration statement. We may have further comment.

8.   It appears that XFC should be accounted for as a discontinued operation pursuant to ASC 205. Please revise or provide us an analysis that clearly demonstrates your compliance. In addition, please amend your November 30, 2022 Form 8-K to provide the pro forma data required by Item 9.01(b) of the Form Instructions, if applicable.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Contact Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Tiger Tsai